UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39258

METEN EDTECHX EDUCATION GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Results of Meten EdtechX Education Group Ltd.’s 2021 Annual General Meeting

At the 2021 annual general meeting of shareholders of Meten EdtechX Education Group Ltd. (the “Company”) held on August 2, 2021 at 9:30 a.m. Eastern Time, the shareholders of the Company approved and adopted the following resolutions:

1.	to remove Yupeng Guo as a director of the Company;

2.	to remove Yongchao Chen as a director of the Company;

3.	to remove Yanli Chen as a director of the Company;

4.	to remove Ying Cheng as a director of the Company;

5.	to remove Libin Ma as a director of the Company;

6.	to remove Guoqiang Fei as a director of the Company;

7.	to elect Guangqing Sun as a director of the Company;

8.	to elect Jianlin Yu a director of the Company;

9.	to reduce the number of directors to five (5);

10.	to approve, ratify, and confirm the appointment of Audit Alliance LLP as the Company’s independent auditor for the year ending December 31, 2021, and to authorize the Board of Directors to fix its remuneration; and

11.	to change the name of the Company to “Meten Holding Group Ltd.”.

A total of 37,296,536 votes, representing 35.70% of the votes exercisable as of June 23, 2021, the record date, were present in person or by proxy at the annual general meeting. The results of the votes were as follows:

	Resolution	For	Withheld
1	Removal of Yupeng Guo	36,342,621	953,915
2	Removal of Yongchao Chen	36,339,257	957,279
3	Removal of Yanli Chen	36,340,165	956,371
4	Removal of Ying Cheng	36,341,731	954,805
5	Removal of Libin Ma	36,336,428	960,108
6	Removal of Guoqiang Fei	36,338,291	958,245
7	Election of Guangqing Sun	36,996,528	300,008
8	Election of Jianlin Yu	36,992,574	303,962

	Resolution	For	Against	Abstain
9	Reduction of the Number of Directors to Five (5)	36,578,342	697,845	20,349
10	Approval, ratification, and confirmation of the appointment of Audit Alliance LLP as the Company’s independent auditor for the year ending December 31, 2021, and to authorize the board of directors of the Company to fix its remuneration	37,104,982	146,859	44,695
11	Change of the name of the Company to “Meten Holding Group Ltd.”	37,206,901	49,950	39,685

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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